WESMARK FUNDS

February 24, 2010

Via EDGAR

Mr. Keith O’Connell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          WesMark Funds
Registration Statement on Form N-1A
1933 Act File No. 333-16157
1940 Act File No. 811-07925

Dear Mr. O’Connell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, WesMark Funds, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to February 25, 2010 or as soon thereafter as practicable.

If you have any questions, please call JoEllen Legg at (303) 623-2577.

Sincerely,

WESMARK FUNDS

/s/ JoEllen L. Legg
By: JoEllen L. Legg
Title: Assistant Secretary

ALPS DISTRIBUTORS, INC.

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary